S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

July 9, 2020

By EDGAR correspondence

Mr. Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	StemGen, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 23, 2020 File No. 333-235837

Dear Mr. Crispino:

This letter is in response to your letter of comment dated July 6, 2020 covering the captioned Amendment No. 2 to Registration Statement filed with the Commission on June 23, 2020. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.	We note your response to prior comment 1. You continue to indicate on the cover page and in the Plan of Distribution section that selling stockholders may sell shares of your common stock at varying prices. Please revise your cover page and Plan of Distribution to disclose the fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please also clarify on the cover sheet that the common stock is quoted on the OTC Pink.

The cover page and Plan of Distribution section has been revised in response to your comment.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director

cc: Simon Dawson (via e-mail)